

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

May 8, 2017

Via E-Mail
Michael E. LaBelle
Chief Financial Officer
Boston Properties, Inc. and Boston Properties Limited Partnership
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

Re: Boston Properties, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 28, 2017
File No. 1-13087

Boston Properties Limited Partnership
Form 10-K for the fiscal year ended December 31, 2016
Filed February 28, 2017
File No. 0-50209

Dear Mr. LaBelle:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Capitalization, page 87

1.   We note your presentation of Combined Debt and BXP's Share of Combined Debt. To the extent these measures are presented in future periodic filings, please include explanatory language similar to that provided in the second introductory paragraph on page 47 of Exhibit 99.1 to the Form 8-K filed on February 1, 2017. In addition, please

explicitly disclose that you do not control your investments in unconsolidated entities here and in the aforementioned Form 8-K disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities